SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number 0-18033
NOTIFICATION OF LATE FILING

        (Check One): [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K
                     [X ] Form 10-Q     [  ] Form N-SAR

                For Period Ended:  March 29, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on From N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  _________________________________________
          Read Instruction (on back page) Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________

PART I
REGISTRANT INFORMATION
Full name of registrant  Exabyte Corporation

Former Name if Applicable
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)
1685 38th
Street
City, State and Zip Code  Boulder, CO
80301

PART II
RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
          State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Recent events at Registrant have resulted in a delay in completing Registrant's financial statements for the quarter ended March 29, 2003 and the Registrant's Quarterly Report on Form 10-Q for that quarter. These events include a further reduction in personnel and other expenses and the write-off of the accounts receivable of a significant customer.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
                    Craig G. Lamborn
                    (Name)
                    (303) 442-4333
                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]Yes   [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes   [  ]No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a loss of $19.6 million on revenues of $22.6 million for the first quarter ended March 29, 2003. Included in the loss is a reserve of $6.9 million for excess and obsolete inventory prompted by changes in the sales forecast and planned discontinuance of certain Mammoth tape drive and automation products and a $6.1 million bad debt reserve against debt owed the company by a major customer that is experiencing financial difficulty.
In the prior quarter the company recorded a loss of $8.1 million on revenues of $24.0 million.

While revenues declined 6 percent versus the prior quarter, gross profit for the quarter, net of the inventory reserve, improved 20 percent compared to the previous quarter due to continued focus by management on reducing overhead costs. First quarter operating expenses, net of the bad debt reserve, declined 9 percent versus the fourth quarter primarily due to management's efforts to bring spending in line with revenue expectations.

Deliveries from the Company's suppliers slowed considerably during the quarter because of liquidity constraints and while it was in the process of negotiating repayment plans with major suppliers. This limited the Company's ability to ship product and resulted in lower first quarter revenues compared to last quarter.

Because of the delay in product shipments from suppliers, the Company paid higher freight charges due to accelerated shipments at the end of the quarter, trying to catch up with demand. Also, the Company incurred expenses associated with the March reduction in force. These items added together with the reserves account for a very large part of the operating loss, the remainder being due to lower revenues.

Changes to the company's balance sheet, including a reduction in accounts payable from $30.6 million in the fourth quarter to $14.3 million in the first quarter, and increases in the current portion of long-term liabilities from $1.8 million to $15.7 million and in long-term liabilities from $3.4 million to $9.1 million over the same period, reflect the effects of the repayment plans Exabyte negotiated with certain major suppliers. Changes to accounts receivable include the effects of the bad debt reserve and improved collections. Changes to inventories include the effects of the inventory reserve and tighter inventory management.


EXABYTE CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date
May 13, 2003

By
/s/ Craig G. Lamborn
---------------------
Craig G. Lamborn
Vice President, Chief Financial Officer,